# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ON24 INC., CIK 0001110611
CUSIP: 68339B104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 50 BEALE STREET, 8TH FLOOR, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 04/01/2026
Amends the filing with accession number 0001104659-23-021704
Filed by CIK 0001734341
Persons authorized to receive notices and communications: Cynthia Paul, Lynrock Lake LP, 2 International Drive, Suite 130, Rye Brook, New York (NY), 10573, 914-449-4660

## Reporting persons
- Lynrock Lake LP (CIK 0001734341): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Lynrock Lake Partners LLC (CIK 0001771092): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cynthia Paul (CIK 0001736572): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ON24 INC.
Address of issuer's principal executive offices: 50 BEALE STREET, 8TH FLOOR, SAN FRANCISCO, California (CA), 94105
Comment: This Amendment No. 7 (this "Amendment No. 7" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2023 and amended on March 13, 2023, August 11, 2023, January 16, 2024, May 14, 2025, June 10, 2025 and December 31, 2025 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 7 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Pursuant to the Agreement and Plan of Merger, dated as of December 29, 2025 (the "Merger Agreement") among the Issuer, Cvent Atlanta, LLC ("Parent"), and Summit Sub Corp. ("Merger Sub"), on April 1, 2026, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company and a wholly-owned subsidiary of Parent (the "Merger"). At the effective time of the Merger, each outstanding share of Issuer common stock, including each share beneficially owned by the Reporting Persons, was automatically canceled and converted into the right to receive cash in an amount equal to $8.10 per share, without interest, with similar treatment for outstanding restricted stock units, including restricted stock units held by Ms. Paul.

As a result of the Merger, the common stock of the Issuer ceased to trade on the New York Stock Exchange prior to the opening of trading on April 1, 2026 and became eligible for delisting from the New York Stock Exchange and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days
Other persons with the right to receive dividends or sale proceeds: Certain feeder funds that invest in Lynrock Fund may have the right to receive dividends from, and proceeds from the sale of, the common stock directly held by Lynrock Fund.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock on April 1, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: A. Joint Filing Agreement, dated February 14, 2023 (incorporated by reference to the Statement, filed on February 14, 2023).

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, By Lynrock Lake Partners LLC, its General Partner, By Cynthia Paul, Sole Member (04/02/2026)
- Lynrock Lake Partners LLC: /s/ Cynthia Paul, By /s/ Cynthia Paul, Sole Member (04/02/2026)
- Cynthia Paul: /s/ Cynthia Paul, Cynthia Paul (04/02/2026)